September 22, 2005
Zip+4 Code:  20549-3561

Via Fax & U.S. Mail

Mr. Mark Clancy
President and Chief Executive Officer
Hybrid Fuel Systems, Inc.
12409 Telecom Drive
Tampa, FL 33637

RE:	Hybrid Fuel Systems, Inc.  (the "Company")
	Amendment No. 4 to Registration Statement on Form SB-2
	Filed on 09/08/2005
	File No. 333-124775
	Form 10-KSB for the period ended December 31, 2004
	Form 10-QSB for the period ended March 31, 2005
	Form 10-QSB for the period ended June 30, 2005

Dear Mr. Clancy:

      We have reviewed your response letter and amended documents filed on September 8, 2005, and we have the following comments.
We
have limited our review to the financial statements and related disclosure. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form SB-2/A filed September 8, 2005

Prospectus Summary

General

Summary Historical Financial Data, page 1

1. Please revise the 2003 "Total Liabilities" balance in your summary of historical financial data to include the redeemable securities balance at December 31, 2003 or revise your table to provide a separate line item which reflects the redeemable securities at December 31, 2003.

Management`s Discussion and Analysis of Plan of Operation

Liquidity and Capital Resources, page 10

2. We note that you provide minimal discussion of your company`s liquidity or capital resources. We believe that the disclosures of your company`s liquidity and capital resources should be expanded significantly as your company (1) will be required to pay an additional $200,000 of cash toward the acquisition of DRV, (2) has not met the revised payment terms of your note payable to Peachtree National bank, (3) has not paid a significant portion of the purchase price toward the acquisition of a new Taylor dynometer, and it appears that your company is still subject to payments of $200,000 toward finalizing your new debt facility and $250,000 for the one-time fee payable to your licensor. Please provide expanded disclosures regarding your company`s liquidity which includes a detailed discussion of your company`s capital resources and your company`s ability to meet its cash requirements.

Part I - Financial Information

Financial statements for the period ended June 30, 2005

Notes to Unaudited Financial Statments

3. We note from the MD&A section and the Form 8-K filed on August
12,
2005 that your company acquired DRV Energy, Inc. in August of
2005.
Please disclose the details of this transaction in a "subsequent events" footnote to your June 30, 2005 financial statements. Your amended disclosures should provide information including, but not limited to:
* The name and a brief description of the acquired entity.
* The primary reasons for the acquisition, including a description of
the factors that contributed to a purchase price which results in recognition of goodwill, if any will be recognized.
* The total cost of the acquired entity, including:  (1) cash to be
provided in conjunction with the acquisition, (2) the number of common
shares issued or to be issued in conjunction with the acquisition,
(3)
the value assigned to the common shares issued or to be issued as a part of the acquisition, and (4) the basis for determining the value assigned to the common shares issued or to be issued.
* A condensed balance sheet disclosing the amounts assigned to each major asset and liability caption of the acquired entity at the acquisition date, to the extent that such amounts have been determined.

Financial statements for the year ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page 1

4. SAS 1, AU 420.12 requires a correction of an error to be recognized in the auditor`s report through the addition of an explanatory paragraph. As such, please provide an auditor`s report that includes an explanatory paragraph which states the nature of the errors contained in your company`s previously filed financial statements and which cross-references to the footnote to the financial statements which discloses the details of the restatement.

5. In addition, as your subsequent events footnote is now Note 12 to your financial statements, please provide a report from your independent auditor that is dual dated for the appropriate footnote.

Notes to Financial Statements

Note 12  Subsequent Event Unaudited, page 16

6. We have reviewed your response to our prior comment number 5, and we note that you have labeled your entire subsequent event footnote as
"unaudited." The intent of our prior comment was to ensure that the disclosures relating to the material stock issuances and conversions that previously appeared to have occurred after March 31, 2005 were identified as unaudited, as these events also appeared to have occurred after the date of the independent auditor`s report, but before the re-issuance of such report in the amendment to your registration statement on Form SB-2/A. We note that your disclosures relating to these events have been removed from the subsequent events footnote in your latest amendment to your registration statement on
Form SB-2/A. Your subsequent events footnote, in its entirety, should not be labeled as unaudited, as reliance was placed on the secured convertible promissory note agreement disclosed in the footnote when determining that the substantial doubt about your company`s ability to continue as a going concern had been alleviated prior to the issuance of your financial statements. Please do not label the disclosures that are currently provided in your subsequent events footnote as "unaudited."

Consent of Independent Registered Public Accounting Firm

7. Please provide an updated consent that references the appropriate amendment to your Registration Statement on Form SB-2.

Form 10-KSB for the fiscal year ended December 31, 2005

General

8. Please address our comments regarding your Form SB-2 in your Form
10-KSB for the period ended December 31, 2004 and in your quarterly reports for the periods ended March 31, 2005 and June 30 2005, where applicable.

Form 10-QSB for the quarter ended March 31, 2005

Consolidated Balance Sheet, page 3

9. It appears that your have restated your balance sheet for the period ended March 31, 2005, as your most recent amendment to your Form 10-QSB for the period ended March 31, 2005 accounts for the previously reported related party convertible debt as if it had been converted prior to the end of the quarter. Please provide disclosures in a footnote to your financial statements which discusses the nature of the error that resulted in the restatement and effect of the correction of the error on your reported loss per share. The footnote should also discuss all other restatements to the previously reported balances in your Form 10-QSB. Please refer to the requirements of paragraph 37 of APB 20.






Form 10-QSB for the quarter ended June 30, 2005

General

10. Please file an amendment to your Form 10-QSB for the period ended
June 30, 2005 that reflects the restatements to your financial statements that are included in this quarterly report. Your amended document should include revisions to your MD&A disclosures, to the extent necessary, to reflect the changes in your company`s reported balances.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jeffrey Sears at (202) 551-3302 or Joseph
Foti
at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,



								Joseph A. Foti
								Senior Assistant Chief
Accountant


Via facsimile:  Mark Clancy
		(813) 979-9224
Mr. Mark Clancy
Hybrid Fuel Systems, Inc.
September 22, 2005
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